Exhibit 9.1
VOTING AGREEMENT
          This VOTING AGREEMENT (this “Agreement”) is made and entered into as of October 5, 2009 by and among Sykes Enterprises, Incorporated, a Florida corporation (“Parent”), SH Merger Subsidiary I, Inc., a Pennsylvania corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”), ICT Group, Inc., a Pennsylvania corporation (the “Company”), and the undersigned Shareholders (each a “Shareholder” and collectively, the “Shareholders”) of the Company. In the case of any Company Shares (as defined below) subject to this Agreement that are held in a trust, “Shareholder” shall refer to the trustee(s) of such trust signatory hereto acting in such Shareholder’s capacity as trustee (each, a “Trustee”, and such trust, a “Trust”). Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement (as defined below).
          WHEREAS, the Company, the Shareholders and certain other shareholders of the Company are party to that certain Amended and Restated Shareholders’ Agreement dated as of October 16, 2000 (as modified by that certain Memorandum of Understanding dated as of May 1, 2002 and that certain Acknowledgment of Memorandum of Understanding dated as of November 21, 2008, the “Shareholders’ Agreement”);
          WHEREAS, the Company, John J. Brennan and Donald P. Brennan are party to that certain Amended and Restated Voting Trust Agreement dated as of April 1, 2004 (the “Voting Trust Agreement”);
          WHEREAS, Parent, Merger Sub and the Company are entering into an Agreement and Plan of Merger dated as of the date hereof (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”);
          WHEREAS, each Shareholder is the beneficial owner of such number of shares of Company Common Stock (collectively, the “Company Shares”) as set forth on Exhibit A hereto; and
          WHEREAS, as a material inducement and a condition to Parent and Merger Sub entering into the Merger Agreement, Parent has requested that the Shareholders agree, and the Shareholders have agreed (in the Shareholders’ capacity as such), for the benefit of Parent and Merger Sub, to enter into this Agreement to facilitate the consummation of the Merger;
          NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
VOTING AGREEMENT
          SECTION 1.01. Voting Agreement.
          (a) Each Shareholder hereby irrevocably and unconditionally agrees that, during the Voting Period (as defined below), such Shareholder shall (i) appear (in person or by proxy) at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of shareholders of the Company, properly called, or otherwise cause such Shareholder’s Company Shares to be counted as present thereat for purposes of establishing a quorum, and (ii) vote or provide a written consent with respect to such Shareholder’s Company Shares (or will cause such Company Shares to be voted, or cause a written consent to be provided with respect to all such Company Shares) (A) in favor of adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated thereby, (B) against any action, proposal, transaction or agreement that would impede, frustrate, prevent or materially delay the Merger (a “Frustrating Transaction”), and (C) against any Acquisition Proposal. In all other matters, each Shareholder’s Company Shares shall be voted by and in the manner determined by such Shareholder.
          (b) As used herein, “Voting Period” shall mean the period commencing on the date of this Agreement and continuing until the earlier to occur of: (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) unless expressly approved by each Shareholder party hereto, the execution of any amendment or modification to the Merger Agreement, other than with respect to ministerial or immaterial matters and other than an amendment or modification that increases the Merger Consideration.
          (c) Unless entered into in connection with the Company’s entry into an Alternative Acquisition Agreement in compliance with the terms of the Merger Agreement, each Shareholder hereby agrees that such Shareholder shall not enter into any agreement or understanding with any person the effect of which would be inconsistent with or violative of any provision contained in Section 1.01(a) above.
ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS
          Each Shareholder hereby severally and not jointly represents and warrants to Parent and Merger Sub as to himself, herself or itself as follows:
          SECTION 2.01. Organization, Qualification.
          (a) The Shareholder, if an individual acting in such Shareholder’s individual capacity, has all legal capacity to enter into this Agreement and to carry out his obligations hereunder.

          (b) The Shareholder, if a Trustee, has been duly appointed and is validly acting as a trustee of the applicable Trust(s) and, as Trustee, has the requisite power and authority to perform obligations of such Shareholder under this Agreement. Each Trust has been duly created and is validly existing and being administered under the laws of the jurisdiction governing the trust agreement under which such Trust was created.
          (c) The Shareholder, if it is a Trustee, is not in violation of any of the provisions of any applicable trust agreement or organizational documents.
          SECTION 2.02. Authority Relative to this Agreement. The Shareholder has all necessary power and authority (or, if Shareholder is an individual, all legal capacity) to execute and deliver this Agreement and to perform the Shareholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by the Shareholder and constitutes legal, valid and binding obligations of the Shareholder, enforceable against the Shareholder in accordance with its terms.
          SECTION 2.03. No Conflict.
          (a) The execution and delivery of this Agreement by the Shareholder do not, and the performance of this Agreement by the Shareholder shall not, (i) conflict with or violate the terms of any trust agreements or equivalent organizational documents of the Shareholder (if the Shareholder is a Trustee), (ii) conflict with or violate any Laws applicable to the Shareholder or by which the Company Shares owned by the Shareholder are bound or affected or (iii) result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Lien on any of the Company Shares owned by the Shareholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Shareholder is a party or by which the Shareholder or the Company Shares owned by the Shareholder are bound or affected, except for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, prevent or materially delay the Shareholder from performing its obligations under this Agreement.
          (b) Other than such filings as may be required pursuant to applicable securities Laws, the execution and delivery of this Agreement by the Shareholder does not, and the performance of this Agreement by the Shareholder shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity on the part of the Shareholder.
          SECTION 2.04. Title to the Shares. Except as set forth on Exhibit A, as of the date hereof, the Shareholder is the record and beneficial owner of the Company Shares set forth opposite such Shareholder’s name on Exhibit A hereto. Except as set forth on Exhibit A, such Company Shares are now and, at all times during the term hereof will be, all the securities of the Company owned, either of record or beneficially, by the Shareholder. Except as otherwise provided in the Voting Trust Agreement, the Shareholder has sole voting power and the sole power of disposition with respect to all of the Company Shares owned by the Shareholder, with no limitations, qualifications or restrictions on such rights (subject to the terms of this

Agreement). The Company Shares owned by the Shareholder are now and, at all times during the term hereof will be, owned free and clear of all Liens, other than any Liens created by this Agreement, the Voting Trust Agreement and the Shareholders’ Agreement. Except as provided in this Agreement and the Voting Trust Agreement, the Shareholder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Company Shares owned by the Shareholder.
          SECTION 2.05. Reliance by Parent and Merger Sub. Each Shareholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon such Shareholder’s concurrent execution and delivery of this Agreement, including Parent’s and Merger Sub’s reliance on such Shareholder’s representations and warranties contained herein.
ARTICLE III
COVENANTS OF THE SHAREHOLDERS
          SECTION 3.01. No Disposition of or Liens on Company Shares. Subject to Section 6.06, each Shareholder hereby agrees that during the term of this Agreement, except as contemplated by this Agreement and the Merger Agreement, such Shareholder shall not (a) sell, transfer, tender, assign, pledge, encumber, contribute to the capital of any entity, hypothecate, give or otherwise dispose of, grant a proxy or power of attorney with respect to, deposit into any voting trust or enter into a voting arrangement or agreement, or create or permit to exist any Liens of any nature whatsoever with respect to, any of such Shareholder’s Company Shares (or agree or consent to, or offer to do, any of the foregoing), other than Liens, if any, that arise under the Voting Trust Agreement and the Shareholders’ Agreement, (b) take any action that would have the effect of preventing such Shareholder from performing such Shareholder’s obligations hereunder or impede, frustrate, prevent or materially delay the Merger, or (c) directly or indirectly, initiate, solicit or encourage any person to take actions that could reasonably be expected to lead to the occurrence of any of the foregoing.
          SECTION 3.02. No Solicitation of Transactions. Subject to Section 6.06 hereof, each Shareholder agrees that during the Voting Period, such Shareholder will not, directly or indirectly: (i) solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information), or take any other action knowingly to facilitate, any inquiries or the making of any proposal or offer that constitutes an Acquisition Proposal; (ii) enter into or maintain or continue discussions or negotiations with any person or entity in furtherance of such inquiries or to obtain an Acquisition Proposal; (iii) agree to, approve, endorse or recommend any Acquisition Proposal or enter into any letter of intent or other contract, agreement or commitment contemplated by or otherwise relating to any Acquisition Proposal; or (iv) authorize or permit any of the officers, directors or employees of such Shareholder or of any entity that such Shareholder directly or indirectly controls, or any investment banker, financial advisor, attorney, accountant or other representative retained by such Shareholder or any entity that the Shareholder directly or indirectly controls, to take any such action; provided, however, that to the extent the Company is engaged in discussions or negotiations with a person who has made an Acquisition Proposal or

Inquiry as permitted by Section 6.4 of the Merger Agreement, the foregoing shall not prevent or limit the Shareholders from participating in any discussions or negotiations with such Person regarding an agreement in respect of such Acquisition Proposal that is comparable to this Agreement. Each Shareholder immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties (other than Parent) conducted heretofore with respect to any Acquisition Proposals.
          SECTION 3.03. Further Action; Reasonable Best Efforts. Upon the terms and subject to the conditions hereof, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all appropriate action that may reasonably be necessary for the purpose of carrying out the intent of this Agreement.
          SECTION 3.04. Public Announcement. Each Shareholder agrees to not make any public announcement in opposition to, or in competition with, the Merger Agreement or the consummation of the Merger.
ARTICLE IV
PROXY
          SECTION 4.01. Irrevocable Proxy. (a) Subject to Section 6.06 hereof, each Shareholder hereby appoints the Parent and each of its designees as such Shareholder’s attorney-in-fact and proxy, with full power of substitution, for and in such Shareholder’s name, to vote, express, consent, or otherwise to utilize such voting power to act as such Shareholder’s attorney (including, without limitation, the power to execute and deliver written consents), with respect to the Company Shares beneficially owned by such Shareholder at every meeting of the shareholders of the Company, however called, and in every action by written consent by the shareholders of the Company: (x) in favor of adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated thereby; (y) against any Frustrating Transaction and (z) against any Acquisition Proposal. The proxy granted by each Shareholder pursuant to this Section 4.01(a) is irrevocable (to the fullest extent permitted by law) and coupled with an interest as it is granted in consideration of Parent entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses. The Parent and each of its designees may not exercise the proxy granted by each Shareholder pursuant to this Section 4.01(a), and each Shareholder retains all rights with respect to, any other matter not set forth in this Section 4.01(a).
          (b) The proxy granted by each Shareholder pursuant to Section 4.01(a) shall terminate, and be of no further force and effect, automatically upon the expiration of the Voting Period.

ARTICLE V
TERMINATION
          SECTION 5.01. Termination. This Agreement, and all rights and obligations of the parties hereunder shall terminate upon the expiration of the Voting Period.
ARTICLE VI
MISCELLANEOUS
          SECTION 6.01. Voting Trust Agreement and Shareholders’ Agreement. The Company and each Shareholder hereby (a) consents to the execution and delivery of this Agreement by the Shareholders and to such other Shareholders’ agreements to vote in favor of approval of the Merger Agreement as contemplated hereby, (b) covenants and agrees that, for the avoidance of doubt, the restrictions on transfer set forth in Section 1(a) of the Shareholders’ Agreement shall not apply to the Merger, and (c) covenants and agrees to do all things necessary and appropriate to cause each of the Voting Trust Agreement and the Shareholders’ Agreement to terminate and be of no further force or effect subject to the consummation of the Merger, and effective as of the Effective Time.
          SECTION 6.02. Amendment. This Agreement may not be amended except by an instrument in writing signed by the Parent, Merger Sub, the Company and each of the Shareholders party hereto.
          SECTION 6.03. Waiver. Any party to this Agreement as to himself, herself or itself may (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties of another party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement of another party contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.
          SECTION 6.04. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile (with confirmed receipt) or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 6.04):
          (a) if to any Shareholder, to the address set forth after such Shareholder’s name on the signature pages hereto, with a copy to the Company at the address below

          If to Parent or Merger Sub:
Sykes Enterprises, Incorporated
400 N. Ashley Dr.
Suite 2800
Tampa, FL 33602
Attention: James T. Holder, Esq., General Counsel
Facsimile: (717) 303-0824
          with a copy to:
Shumaker, Loop & Kendrick LLP
101 East Kennedy Boulevard
Suite 2800
Tampa, FL 33602
Attention: Paul R. Lynch, Esq.
Facsimile: (813) 229-1660
          If to the Company:
ICT Group, Inc.
100 Brandywine Blvd.
Newtown, PA 18940
Attention: Chief Financial Officer
Telecopy: (267) 685-5700
          with a copy to:
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
Attention: Richard B. Aldridge
Telecopy: (215) 963-5001
          with a copy to each Shareholder at the address set forth after such Shareholder’s name on the signature pages hereto.
          SECTION 6.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Laws, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.
          SECTION 6.06. Shareholder Capacity. The parties acknowledge that this Agreement is entered into by each Shareholder in his, her or its capacity as owner of the Company Shares and that nothing in this Agreement shall in any way restrict or limit any director or officer of the Company from taking any action in his capacity as a director or officer of the Company that is necessary or appropriate for him to carry out his obligations as a director or officer of the Company, including, without limitation, participating in his capacity as such in any discussions or negotiations in accordance with Section 6.4 of the Merger Agreement. It is expressly understood and agreed by the parties hereto that, with respect to any Shareholder who is Trustee of a Trust, (i) this Agreement is executed and delivered by such Shareholder not in his individual capacity but solely as Trustee of such Trust in the exercise of the power and authority conferred and vested in him as Trustee; (ii) each of the representations, undertakings and agreements made herein by a Trustee is made and intended not as a personal representation, undertaking and agreement of the Trustee but is made and intended for the purpose of binding the Trustee only in his capacity as trustee of such Trust; (iii) nothing contained herein shall be construed as creating any liability on the part of a Trustee, individually or personally, to perform any covenant of such Shareholder either expressed or implied contained herein other than in his capacity as trustee of such Trust and out of and to the extent of the assets of such Trust; and (iv) under no circumstances shall a Trustee be personally liable for the payment of any indebtedness or expense of such Trust or be liable for the breach or failure of any obligation, representation, warranty or covenant made or undertaken by such Shareholder under this Agreement, or otherwise, except out of and to the extent of the assets of such Trust and not out of the personal assets of such Trustee.
          SECTION 6.07. Assignment. This Agreement shall not be assigned by operation of law or otherwise, except that the Parent may assign all or any of its rights and obligations hereunder to any Affiliate, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.
          SECTION 6.08. Parties in Interest; Third Parties. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
          SECTION 6.09. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.
          SECTION 6.10. Governing Law; Consent to Jurisdiction. The implementation and interpretation of this Agreement shall be governed by and enforced in accordance with the laws of the Commonwealth of Pennsylvania without giving effect to the conflicts of law provisions thereof. Each party hereto, for itself and its successors and assigns, (i) irrevocably submits to the exclusive jurisdiction the United States District Court for the Eastern District of Pennsylvania (and in the absence of federal jurisdiction, the parties consent to the exclusive jurisdiction of the applicable Pennsylvania state court sitting in Philadelphia, Pennsylvania) for the purposes of any Legal Proceeding arising out of or related to this Agreement; (ii) agrees to commence any action, suit or proceeding relating hereto either in the United States District Court for the Eastern District of Pennsylvania or if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in the applicable Pennsylvania state court sitting in Philadelphia, Pennsylvania; (iii) agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth in Section 6.04 (or at such other address of which the other parties shall have been notified in accordance with the provisions of Section 6.04) shall be effective service of process for any action, suit or proceeding in Pennsylvania with respect to any matters to which it has submitted to jurisdiction in this Section; (iv) irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (X) the United States District Court for the Eastern District of Pennsylvania, or (Y) any Pennsylvania state court of competent jurisdiction sitting in Philadelphia, Pennsylvania; and (v) hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.
          SECTION 6.11. Expenses. All costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.
          SECTION 6.12. Shareholder Obligations Several and Not Joint. The obligations of each Shareholder hereunder shall be several and not joint and no Shareholder shall be liable for any breach of the terms of this Agreement by any other Shareholder.
          SECTION 6.13. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.
          SECTION 6.14. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
          SECTION 6.15. Beneficial Owner. In this Agreement, “beneficial owner” has the meaning ascribed to that term in Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended, and “beneficially owned” has a consequent meaning.
[SIGNATURE PAGES FOLLOW]

          IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be executed as of the date first above written.

SYKES ENTERPRISES, INCORPORATED
By:	/s/ Charles E. Sykes
	Name:	Charles E. Sykes
	Title:	President and Chief Executive Officer

SH MERGER SUBSIDIARY I, INC.
By:	/s/ Charles E. Sykes
	Name:	Charles E. Sykes
	Title:	President

ICT GROUP, INC.
By:	/s/ John J. Brennan
	Name:	John J. Brennan
	Title:	President and Chief Executive Officer

Shareholders: John J. Brennan
/s/ John J. Brennan
John J. Brennan
Address: c/o ICT Group, Inc. 100 Brandywine Blvd. Newtown, PA 18940 Attention: John J. Brennan Facsimile: (267) 685-5700

/s/ John J. Brennan
John J. Brennan, not individually but as trustee under the Amended and Restated Voting Trust Agreement dated April 1, 2004

/s/ Donald P. Brennan
Donald P. Brennan, not individually but as trustee under the Amended and Restated Voting Trust Agreement dated April 1, 2004
Address: c/o ICT Group, Inc. 100 Brandywine Blvd. Newtown, PA 18940 Attention: John J. Brennan Facsimile: (267) 685-5700

Donald P. Brennan
/s/ Donald P. Brennan
Donald P. Brennan
Address: c/o ICT Group, Inc. 100 Brandywine Blvd. Newtown, PA 18940 Attention: John J. Brennan Facsimile: (267) 685-5700

/s/ Eileen Brennan Oakley
Eileen Brennan Oakley, not individually but as trustee of separate trusts under The Brennan Family 1996 Trust Agreement dated February 16, 1996 f/b/o Eileen M. Brennan Oakley, Donald P. Brennan, Jr., Maureen C. Brennan, Patrick K. Brennan, Jonathan R. Brennan and Erin P. Brennan, and of separate trusts under The Brennan Family 1997 Trust Agreement dated February 14, 1997 f/b/o Eileen M. Brennan Oakley, Donald P. Brennan, Jr., Maureen C. Brennan, Patrick K. Brennan, Jonathan R. Brennan and Erin P. Brennan

EXHIBIT A
Shares Beneficially Owned By the Shareholders

Number of Outstanding
Shares of Common Stock
Beneficially Owned by
Name of Shareholder:	Shareholder:
John J. Brennan	651,123 *
John J. Brennan and Donald P. Brennan as Trustees under the Voting Trust created under the Amended and Restated Voting Trust Agreement dated April 1, 2004	4,500,000
Donald P. Brennan	— **
Eileen Brennan Oakley as Trustee of separate trusts under The Brennan Family 1996 Trust Agreement dated February 16, 1996***
f/b/o Eileen M. Brennan Oakley	14,208
f/b/o Donald P. Brennan, Jr.	14,208
f/b/o Maureen C. Brennan	14,208
f/b/o Patrick K. Brennan	14,208
f/b/o Jonathan R. Brennan	14,208
f/b/o Erin P. Brennan	14,208
Eileen Brennan Oakley as Trustee of separate trusts under The Brennan Family 1997 Trust Agreement dated February 14, 1997***
f/b/o Eileen M. Brennan Oakley	179,547
f/b/o Donald P. Brennan, Jr.	179,546
f/b/o Maureen C. Brennan	145,267
f/b/o Patrick K. Brennan	196,186
f/b/o Jonathan R. Brennan	196,186
f/b/o Erin P. Brennan	196,186

*	Does not include (i) 4,500,000 shares of Company Common Stock, 2,250,000 of which are owned by John J. Brennan and 2,250,000 of which are owned by Donald P. Brennan, over which John J. Brennan and Donald P. Brennan share dispositive power and certain voting power as Trustees under the Voting Trust created under the Amended and Restated Voting Trust Agreement dated April 1, 2004 (the “Voting Trust Shares”), (ii) 172,698 shares of Company Common Stock over which John J. Brennan exercises voting control pursuant to certain voting agreements entered into by and among current and former employees of the Company, John J. Brennan and the Company, (iii) 99,500 shares of Company Common Stock issuable pursuant to stock options that are exercisable within sixty (60) days of the date hereof, or (iv) 45,200 shares of Company Common Stock held jointly by John J. Brennan and Jean Brennan.

**	Does not include (i) the Voting Trust Shares, (ii) 25,000 shares of Company Common Stock issuable pursuant to stock options that are exercisable within sixty (60) days of the date hereof, or (iii) shares of Company Common Stock which may be (X) distributed to Donald P. Brennan on or within 105 days of October 23, 2009 (the “Payment Date”) from a grantor retained annuity trust (the “GRAT”) in existence on the date of this Agreement in satisfaction of an annuity of $1,013,185.11 payable to Donald P. Brennan on the Payment Date, which annuity amount may be paid with a maximum of 492,084 shares of Company Common Stock (such shares being all of the shares of Company Common Stock currently held in the GRAT, the current trustees of which are Donald P. Brennan, Patricia

A. Brennan and The Northern Trust Company, with Patricia A. Brennan, as trustee, having sole power, authority and discretion with respect to Company Common Stock held in the GRAT), or (Y) purchased by Donald P. Brennan from the GRAT.

***	The trustees of these trusts are Eileen Brennan Oakley, Donald P. Brennan and The Northern Trust Company. The Northern Trust Company is successor to The Goldman Sachs Trust Company as a co-trustee of the trusts. Re-registration of the shares of Company Common Stock held in the trusts to substitute The Northern Trust Company as a record owner (along with Eileen Brennan Oakley and Donald P. Brennan) in place of The Goldman Sachs Trust Company is in process. Under the terms of the applicable trust agreements Eileen Brennan Oakley, as trustee, has sole power to vote and dispose of the shares and therefore is the beneficial owner thereof.